EXHIBIT 99.1

Himax Technologies Announces Filing of Shelf Registration Statement

TAINAN, Taiwan, April 30, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company") today announced the filing of a shelf registration statement on Form F-3 with the Securities and Exchange Commission ("SEC").

The shelf registration statement, when declared effective by the SEC, will allow Himax and Innolux Corporation, one of the Company's major shareholders and largest customer, the flexibility to potentially offer and sell from time to time in the future, in one or more public offerings, up to 25,472,673 and 25,399,753 of the Company's American Depositary Shares, respectively. The specifics of any future offering, including the price and use of proceeds of any such securities offered by Himax or Innolux Corporation, as applicable, will be established at the time of the offering and will be described in a prospectus supplement filed with the SEC at the time of the offering.

While Himax does not have any commitments or current intention to sell securities under the shelf registration statement at this time, filing the shelf registration statement is intended to give Himax greater flexibility to capitalize on favorable market conditions and to respond to strategic opportunities as they may arise. Himax is not required to offer or sell any securities under the shelf registration statement.

The Company has been advised that Innolux Corporation intends to dispose of its entire holding of Himax's shares in one or more offerings, subject to market conditions, as part of its divestment strategy and to focus on its core business of TFT-LCD manufacturing.

The shelf registration statement has been filed with the SEC, but has not yet been declared effective. These securities may not be sold, nor may offers to buy these securities be accepted prior to the time the shelf registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of these securities will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offering. This press release is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax's main products include display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. The Headquartered in Tainan, Taiwan, the Company has offices in Hsinchu and Taipei, Taiwan and in China, Korea, Japan and the US.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2012 filed with the SEC, as may be amended.

CONTACT: Company Contacts
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300 or
         US Tel: +1-949-585-9838 Ext.252
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mz-ir.com